EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the annual report of Glamis Gold Ltd., a Canadian company and foreign private issuer under the multi-jurisdictional disclosure system (the “Company”), on Form 40-F for the period ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, C. Kevin McArthur, Chief Executive Officer of Glamis, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2003	/s/ C. Kevin McArthur C. Kevin McArthur Chief Executive Officer